UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

             UNDER THE SECURITIES EXCHANGE ACT OF 1934*
(Rule 13d-102)

(Amendment No. 2)

AVANIR PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

05348P401
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐   Rule 13d-1(d)
________________________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05348P401	13G/A	Page 1 of 7 pages

1.	NAMES OF REPORTING PERSONS Vivo Ventures Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 3,037,854* -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 3,037,854* -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,037,854* -
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12.	TYPE OF REPORTING PERSON PN

* Represents shares issuable upon exercise of warrants.

CUSIP No. 05348P401	13G/A	Page 2 of 7 pages

1.	NAMES OF REPORTING PERSONS Vivo Ventures VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUPCHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 3,060,109** -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 3,060,109** -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,060,109** -
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 97 2.5%
12.	TYPE OF REPORTING PERSON OO

** Represents shares issuable upon exercise of warrants.

CUSIP No. 05348P401	13G/A	Page 3 of 7 pages

Item 1(a).	Name of Issuer:

Avanir Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

101 Enterprise, Suite 300,
Aliso Viejo, California 92656

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company beneficially held by such persons:

(i)    Vivo Ventures Fund VI, L.P., a Delaware limited partnership (“Vivo Fund”), with respect to shares beneficially held by it; and

(ii)   Vivo Ventures VI, LLC, a Delaware limited liability company (“Vivo Ventures”), as general partner of Vivo Fund and Vivo Ventures VI Affiliates Fund L.P. (“Affiliates Fund”), with respect to shares beneficially held by Vivo Fund and Affiliates Fund.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

575 High Street, Suite 201
Palo Alto, CA 94301

Item 2(c).	Citizenship:

Vivo Ventures Fund VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

Vivo Ventures VI, LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

05348P401

CUSIP No. 05348P401	13G/A	Page 4 of 7 pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:  ___________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)    Amount beneficially owned:

Vivo Ventures is the general partner of both Vivo Fund and Affiliates Fund. Accordingly,  Vivo Ventures is deemed to have indirect beneficial ownership of shares of the Issuer directly owned by Vivo Fund and Affiliates Fund.  This is an exit filing.  As of December 31, 2010, Vivo Fund and Affiliates Fund beneficially own less than 5% of the shares of common stock of the Issuer.

(b)    Percent of class:

Reporting Person	Percent
Vivo Ventures Fund VI, L.P.	2.4%
Vivo Ventures VI, LLC	2.5%

(c)    Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:

(ii)   Shared power to vote or to direct the vote:

Reporting Person	Shares
Vivo Ventures Fund VI, L.P.	3,037,854*
Vivo Ventures VI, LLC	3,060,109*

*Represent shares issuable upon exercise of warrants.

CUSIP No. 05348P401	13G/A	Page 5 of 7 pages

(iii)    Sole power to dispose or to direct the disposition of:

(iv)   Shared power to dispose or to direct the disposition of:

Reporting Person	Shares
Vivo Ventures Fund VI, L.P.	3,037,854*
Vivo Ventures VI, LLC	3,060,109*

*Represent shares issuable upon exercise of warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported hereby.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 05348P401	13G/A	Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

VIVO VENTURES FUND VI, L.P.

By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures VI, LLC;
General Partner of Vivo Ventures Fund VI, LP

VIVO VENTURES VI, LLC

By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

CUSIP No. 05348P401	13G/A	Page 7 of 7 pages

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement *

* Previously filed.